19 February 2026

RELX PLC

Publication of 2025 Annual Report and Annual Report on Form 20-F

RELX PLC (the “Company”) has today published the following documents on its website at www.relx.com:

-	Annual Report for the year ended 31 December 2025 (the “2025 Annual Report”);

-	Annual Report on Form 20-F for the year ended 31 December 2025 (the “2025 Form 20-F”);

-	2025 Annual Report with Netherlands specific audit opinion (the “2025 NL Annual Report”); and

The 2025 Annual Report will be submitted to the National Storage Mechanism today and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The 2025 Form 20-F will be filed with the US Securities and Exchange Commission (“SEC”) today and will be available on the SEC’s website at www.sec.gov. Hard copies of the Form 20-F, including the Company's audited financial statements, are available to any holders of RELX’s securities free of charge upon request. Requests should be directed to RELX PLC, Company Secretariat, 1-3 Strand, London WC2N 5JR or to company.secretariat@relx.com.

The 2025 NL Annual Report has been published in accordance with the European Single Electronic Format requirements as in force in the European Union and applicable to RELX by virtue of its listing on Euronext Amsterdam and will be submitted to the Dutch Authority for the Financial Markets (“AFM”). The AFM publishes the report in its public register.

The total number of voting rights in RELX PLC’s issued share capital (exclusive of shares held in treasury) is currently 1,812,039,253.

Forward-looking statements

The 2025 Annual Report and the 2025 Form 20-F contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; research integrity issues or changes in the payment model for our scientific, technical and medical research products; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of the 2025 Annual Report and the 2025 Form 20-F. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the 2025 Annual Report and the 2025 Form 20-F or to reflect the occurrence of unanticipated events.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel: +44 20 7166 5724

paul.abrahams@relx.com

Paul Sullivan (Investors)

Tel: +44 20 7166 5751

paul.sullivan@relx.com

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 37,000 people, around 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £40bn/€46bn/$55bn.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom